Exhibit 13

KISTEFOS NOMINATES TWO EXECUTIVES FOR ELECTION TO TRICO MARINE SERVICES BOARD OF DIRECTORS

Largest Trico Shareholder Makes Proposals After Discussions Fail to Resolve Kistefos Concerns Over Poor Operational Performance and Lost Shareholder Value

Kistefos Also Seeks Shareholder Approval for Bylaw Amendments to Declassify Trico’s Board and Lower Share Ownership Requirement to Call Special Meetings

OSLO, Norway – February 27, 2009 – Kistefos AS, the largest shareholder of Trico Marine Services, Inc. (NASDAQ: TRMA), an integrated provider of subsea, trenching and marine support vessels and services, announced today that it intends to nominate two of its executives for election to Trico’s Board of Directors at the company’s next annual meeting of shareholders. The nominations follow more than two months of discussions between Kistefos and Trico that failed to resolve Kistefos’ stated concerns about Trico Marine’s poor operating performance, unfriendly shareholder practices and extraordinary loss of shareholder value during the last year. Since reaching a high of $43.23 in April 2008, Trico’s stock price has performed substantially worse than the offshore service industry as a whole, falling nearly 93 percent, including a more than 50 percent drop in the last month alone.

To help address those concerns, Kistefos, which currently owns about 22.8 percent of Trico’s outstanding shares, intends to nominate Christen Sveaas and Åge Korsvold, two experienced executives with extensive operational expertise in the energy and offshore services industry, to fill two seats up for election at Trico’s upcoming shareholder meeting. While Trico has not yet named its nominees for election at the upcoming meeting, should the company nominate Joseph Compofelice, Trico’s chairman and chief executive officer, as expected, Mr. Sveaas would run for his seat. Mr. Korsvold would run for the seat currently held by Ben Guill if he is nominated as expected.

Messrs. Sveaas and Korsvold each has a proven track record of owning, operating and advising successful corporations, as well as helping to create long-term shareholder value as Board members. In addition to serving as chairman of Kistefos, a private investment firm with extensive turnaround experience, Mr. Sveaas has since 1989 been a director of

Viking Supply Ships AS, which grew into one of the largest offshore supply companies listed on the Oslo Stock Exchange. Mr. Korsvold, Kistefos’ CEO, has led numerous corporate turnarounds, including at leading Norwegian insurance company Storebrand, emergency and rescue vehicle operator Viking Offshore Services, Ltd, shipping company Western Bulk AS, and technology companies Atex Group Ltd. and Ementor ASA.

As stated in their letter to Trico’s Board on December 23, 2008, Messrs. Sveaas and Korsvold intend to work with the company, its management and the other Board members to address the economic and operational challenges facing Trico and devise a strategy to restore shareholder value and cultivate new growth opportunities.

“As longtime shareholders in Trico, we believe the time has come for a new perspective and new ideas at Trico to improve the company’s disappointing operational and financial performance, and generate long-term value for all shareholders of the company,” Mr. Sveaas said. “Trico has and will continue to face many challenges, including integrating two recent acquisitions, reducing a growing debt load and returning to satisfactory profitability – all in the context of a global recession. To meet those challenges, we believe strongly that this Board-level change and the enactment of new, shareholder friendly policies are necessary for the company to be able to capitalize on future profit-making opportunities. Åge and I have each helped other companies successfully navigate difficult market environments before, and we look forward to working with other members of Trico’s Board and management team to help return the company to its past levels of profitability. We ask all Trico shareholders for their support in helping achieve that goal.”

In addition to its two Board nominees, Kistefos will submit three other shareholder-friendly proposals for approval at the annual meeting. The first is designed to strengthen the shareholders’ right to call a special meeting by amending Trico’s bylaws to lower the threshold of outstanding shares needed to call a special meeting to 15 percent from its currently very high level of 30 percent. The second proposal would declassify the company’s Board to ensure that all directors are up for election every year. The third would repeal any bylaw amendments made between December 15, 2008 and the date of the effectiveness/adoption of our proposals. Kistefos believes these three proposals are consistent with current best practices for public companies.

About Kistefos AS

Kistefos AS is a private investment firm focused on making investments in medium-sized companies. Kistefos typically invests in turnaround opportunities and businesses that experience industry consolidation. Kistefos has holdings in dry cargo-shipping, offshore services and financial services, as well as technology-founded investments and real estate development. Kistefos AS was founded in 1979 and is based in Oslo, Norway.

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